Exhibit 99.1

PRESS RELEASE	11 November 2009
ING posts 3Q09 underlying net profit of EUR 778 million
•	3Q09 underlying net result of EUR 778 million, compared with EUR 229 million in 2Q09 and EUR -568 million in 3Q08
–	Pre-tax market impacts of EUR -882 million include impairments on debt securities and real estate revaluations and impairments

–	Results excluding market impacts and risk costs were EUR 2.4 billion, primarily attributable to the Bank

–	Cost reduction programmes brought operating expenses down 9.3%, or EUR 330 million, from the third quarter last year

–	Divestments and special items totalled EUR -278 million, bringing the 3Q09 net result to EUR 499 million or EUR 0.25 per share
•	Bank underlying net result of EUR 264 million, versus a loss of EUR -25 million in 2Q09 and EUR -101 million in 3Q08
–	Market impacts of EUR -1,121 million include EUR -664 million impairments on debt securities, EUR -423 million on real estate

–	Strong interest income and Financial Markets results, lower costs drive results excl. market impacts and risk costs of EUR 2.0 billion
•	Insurance underlying net result of EUR 514 million, compared with EUR 254 million in 2Q09 and EUR -467 million in 3Q08
–	Favourable pre-tax market impacts of EUR 240 million including realised gains on equities and positive DAC unlocking

–	Lower investment margins and stable cost base lead to result excluding market impacts of EUR 346 million
•	Shareholders’ equity and capital ratios strengthened
–	Shareholders’ equity increases by 19%, or EUR 4.2 billion, in 3Q09 to EUR 26.5 billion as market values of debt securities increased

–	Core Tier 1 ratio increases to 7.6% from 7.3% at the end of 2Q09; Risk-weighted assets decline EUR 8 billion to EUR 337 billion

–	Group debt/equity ratio improves slightly to 13.1% from 13.5% in 2Q09
•	Back to Basics transformation programme progressing on track or ahead of original targets
–	Cumulative reduction in Bank balance sheet of EUR 176 billion, or 16%, since 30 September 2008 exceeds 10% reduction target

–	EUR 1 billion of cost savings achieved in first nine months of 2009 versus revised annual target of EUR 1.3 billion

–	Total FTE reduction of 10,239 realised by end of September 2009

ING GROUP
ING Group: Key Figures

In EUR million	3Q2009	3Q2008	Change	2Q2009	Change	9M2009	9M2008	Change

Underlying[1] result before tax
Retail Banking	548	420	30.5%	426	28.6%	1,113	1,616	-31.1%
ING Direct	-358	-47		-175		-489	286	-271.0%
Commercial Banking	267	40	567.5%	-148		625	975	-35.9%
of which Commercial Banking excluding ING Real Estate	577	53	988.7%	432	33.6%	1,704	1,024	66.4%
of which ING Real Estate	-309	-13		-580		-1,079	-49
Corporate line Banking	-184	-629		-307		-481	-587

Underlying result before tax Banking	274	-216		-204		768	2,290	-66.5%

Insurance Europe	358	101	254.5%	134	167.2%	416	838	-50.4%
Insurance Americas	307	-316		256	19.9%	53	155	-65.8%
Insurance Asia/Pacific	223	19	1,073.7%	201	10.9%	274	325	-15.7%
Corporate line Insurance	-301	-300		-312		-857	-81

Underlying result before tax Insurance	587	-496		278	111.2%	-114	1,236	-109.2%

Underlying result before tax	861	-712		74	1,063.5%	654	3,526	-81.5%

Taxation	91	-140		-71		63	672	-90.6%
Minority interests	-8	-3		-83		-111	-28

Underlying net result	778	-568		229	239.7%	702	2,883	-75.7%

Net gains/losses on divestments	-168	178		8		-216	236
Net result from divested units	-4	-13		-6		-5	60
Special items after tax	-106	-74		-161		-704	-196

Net result	499	-478		71	602.8%	-223	2,982	-107.5%

Result per share (in EUR)	0.25	-0.22		0.03	733.3%	-0.11	1.46	-107.5%

KEY FIGURES
Number of staff (FTEs end of period, adjusted for divestments)	108,933	119,827	-9.1%	111,201	-2.1%	108,933	119,827	-9.1%
Shares outstanding in the market (average, for EPS calculation)						2,025	2,048	-1.1%

[1]	Underlying result before tax and underlying net result are non-GAAP measures for result excluding divestments and special items

Note:	small differences are possible in the tables due to rounding
3Q09 performance attributable to strong interest results, expense efficiency and continued stabilisation in operating conditions
ING Group Highlights
ING posted an underlying net result of EUR 778 million in the third quarter of 2009. Operating conditions continued to gradually improve and cost-containment initiatives generated further expense savings during the quarter, supporting the Group’s strong commercial performance.
Negative market-related impacts were lower than in the previous quarters of 2009 as financial markets continued to stabilise. The improvement in equity markets led to realised gains which helped to temper losses from other equity-related impacts. Still, global real estate markets remained depressed leading to negative revaluations on that asset class, and the weak US housing market and rising delinquencies again resulted in impairments on mortgage-backed securities.
During the third quarter of 2009, the Group recorded market-related impacts totalling EUR 882 million. Excluding these impacts and risk costs, results were robust at EUR 2.4 billion.
The underlying net result of the Bank was EUR 264 million, compared to EUR -101 million in the third quarter of 2008 and EUR -25 million in the previous quarter. The Bank’s performance in the current quarter was driven by higher interest margins, an improvement in other income, and lower expenses thanks to cost-containment initiatives and one-time events. The interest margin rose 40 basis points from last year to 1.40%, supported by balance sheet de-leveraging.
Market-related impacts at the Bank were EUR -1,121 million and consisted primarily of impairments on debt securities of EUR -664 million and real estate revaluations and impairments of EUR -423 million. Impairments on debt securities mainly related to the retained portion of ING Direct’s Alt-A RMBS portfolio.

Risk costs improved compared with the previous quarter, but remained elevated, reflecting the persistently challenging credit environment. Risk costs in the third quarter totalled EUR 662 million, or 87 bps of average credit-risk weighted assets, compared to 118 basis points in the second quarter. ING expects risk costs in the coming quarters to be around the levels of the first three quarters of 2009.
Excluding the impact of market-related items and risk costs, the Bank’s result was strong at EUR 2,056 million. Results excluding market-related impacts and risk costs were EUR 1,243 million in the same quarter last year, and EUR 1,838 million in the second quarter of 2009.
Results at Insurance were under pressure in the third quarter due to lower sales and margin pressure—partially a consequence of de-risking—while expenses were on par with the previous quarter.
The underlying net result of Insurance was EUR 514 million, compared to EUR -467 million in the third quarter of the previous year and EUR 254 million in the second quarter of 2009.
On balance, market-related impacts had a positive contribution of EUR 240 million at Insurance in the third quarter. Favourable market-related impacts included realised gains on equity and debt securities of EUR 235 million (net of impairments), DAC unlocking of EUR 104 million, private equity revaluations of EUR 82 million and other positive impacts totalling EUR 286 million. These items more than offset EUR -366 million of hedge results and EUR -101 million of real estate revaluations.
Excluding the favourable effect of market impacts, Insurance recorded a result of EUR 346 million in the third quarter. Results excluding market impacts were EUR 446 million in the same quarter last year, and EUR 501 million in the previous quarter.
The Group’s third-quarter underlying result before tax was EUR 861 million. Taxation was EUR 91 million and minority interests were EUR -8 million. Including the EUR -172 million impact of divestments and EUR -106 million of special items, the Group’s quarterly net result was EUR 499 million.
The net result per share was EUR 0.25. Total shares outstanding in the market were 2,028 million at the end of September 2009, compared with 2,027 million at the end of June. The average number of shares used to calculate earnings per share over the third quarter of 2009 is 2,025 million.
Back to Basics Update
In April 2009, ING initiated its strategic “Back to Basics” programme to address the fundamental changes in the financial services industry resulting from the global crisis. Over the past several months, ING has made significant progress in delivering on its various strategic priorities.
Cost-containment initiatives are on track to reach a EUR 1.3 billion reduction in costs in 2009, versus 2008 levels. By the end of September 2009, EUR 1,049 million of the targeted cost reduction had already been realised, excluding impairments on real estate development which are recorded as expenses. Cumulative headcount reductions were 10,239 by the end of the third quarter, surpassing the full-year expected reduction of 7,000 FTEs.
De-risking measures have progressed well and have become ingrained throughout the Group. Within Insurance, ING stopped selling SPVAs in Japan as of 31 July 2009. In the US, variable annuity products have been de-risked through measures including product adaptations and increased hedging. Meanwhile, the Bank has selectively tightened its loan underwriting criteria.
De-leveraging efforts, supported by the netting of current accounts, have advanced rapidly. By the end of September 2009, ING Bank had reduced its balance sheet by EUR 176 billion, or 16.3% compared with the end of September 2008, well ahead of its targeted reduction of 10% by year-end 2009. The reduction has mainly been driven by the non-lending portion of the balance sheet and has had only limited earnings implications.
Divestments will be executed as market conditions permit. ING has announced or completed the divestment of the following businesses in 2009: ING’s 70% stake in ING Canada, Russian non-state pension fund, Annuities in Argentina, Annuities and Mortgages in Chile, Insurance Australia and New Zealand, Investment Management New Zealand, Swiss Private Banking, Asian Private Banking, ING Reinsurance US, and the majority of the ING Advisors Network in the US. The total proceeds of these announced or completed divestments are approximately EUR 4.1 billion, and the expected capital release is approximately EUR 3 billion of the estimated capital release of EUR 4 billion announced in April.
Subsequent Events
On 26 October, ING announced that it had finalised negotiations with the European Commission regarding ING’s Restructuring Plan. A formal approval by the European Commission is expected prior to an extraordinary General Meeting of Shareholders (EGM), scheduled for 25 November 2009.
As the next logical step in Back to Basics, and in light of the discussion with the European Commission, ING has decided to separate its Banking and Insurance operations. ING intends to achieve this over the next four years by divesting all Insurance operations (including Investment Management). ING will explore all options, including initial public offerings, sales or combinations thereof. The strategic decision to split the company and to divest all Insurance operations (including Investment Management) is subject to shareholder approval at the EGM on 25 November 2009.
ING has a proud history as a global financial services leader and has been a strong advocate for combining banking and insurance in one company. The combination has afforded the Group advantages of scale, capital efficiency and earnings stability through a diversified portfolio of businesses. However, the financial crisis has diminished these benefits, and the widespread demand for greater simplicity, reliability and transparency has made a split the optimal course of action which will preserve the strategic integrity of both businesses. ING will work carefully in the coming months and years to manage the separation in a way that will support the success of all businesses and that is in the interests of all stakeholders.
In order to obtain the approval of the EC for the Restructuring Plan, ING also committed to make a series of additional payments to the Dutch State, corresponding to adjustments to the fees under the Illiquid Assets Back-up Facility. These additional payments will amount to a net present value of EUR 1.3 billion, which will be reflected in a one-time pre-tax charge in the fourth quarter of 2009. A provision related to the deposit guarantee scheme in the Netherlands following the fall of DSB Bank is also expected to be reflected in the fourth quarter.
ING also announced on 26 October that an agreement had been reached with the Dutch State to alter the repayment terms of the core Tier 1 securities, in order to facilitate early repayment. This early repayment option is valid until the end of January 2010. ING intends to use this window of opportunity to repurchase EUR 5 billion of core Tier 1 securities in December 2009, financed by a EUR 7.5 billion underwritten rights issue. The rights issue is subject to shareholder approval at the EGM which will be held on 25 November 2009.
ING has also agreed with the European Commission on the divestment of ING Direct US and a carve out in the Dutch retail banking market, as well as to certain restrictions on acquisitions and price leadership. Please refer to the 26 October announcements for further details on ING’s Restructuring Plan.

BANKING
Banking: Key Figures

	Total Banking		Retail Banking		ING Direct		Commercial Banking
In EUR million	3Q2009	3Q2008	3Q2009	3Q2008	3Q2009	3Q2008	3Q2009	3Q2008

Total underlying income	3,168	2,625	1,823	1,825	282	458	1,213	950
Operating expenses	2,232	2,468	1,085	1,311	402	420	712	715
Gross result	936	157	738	513	-120	38	502	234
Addition to loan loss provision	662	373	190	93	238	85	234	195

Underlying result before tax	274	-216	548	420	-358	-47	267	40

of which Commercial Banking excluding ING Real Estate							577	53
of which ING Real Estate							-309	-13

Interest margin	1.40%	1.00%			1.16%	0.96%
Underlying cost/income ratio	70.5%	94.0%	59.5%	71.9%	142.5%	91.7%	58.6%	75.3%
Underlying cost/income ratio excl. ING Real Estate	62.9%	93.5%					39.1%	70.1%
Risk costs in bp of average CRWA	87	54	91	49	134	77	66	51
Risk-weighted assets (end of period)	337,338	329,568	98,939	90,655	70,082	51,260	164,873	185,951
Underlying RAROC before tax	8.2%	-4.2%	33.8%	27.5%	-14.7%	1.0%	13.7%	4.1%
Underlying RAROC after tax	6.4%	-1.9%	25.4%	22.5%	-9.6%	-0.7%	9.6%	4.3%
Economic Capital (average over period)	23,419	18,963	6,801	5,782	4,461	3,484	9,444	9,253
Staff (FTEs end of period)	70,844	75,142	47,156	49,683	9,401	9,744	14,288	15,715

Higher interest margins, strong Financial Markets performance and lower expenses drive results
Despite some improvement in operating conditions, markets remained challenging in the third quarter. Interest results were resilient thanks to higher margins and favourable yield curve developments, and client balances increased slightly despite a further reduction in the Bank balance sheet. However, market-related impacts remained substantial, totalling EUR -1,121 million.
Banking’s underlying profit before tax was EUR 274 million compared to a loss of EUR -216 million in the same quarter last year. The improvement was driven by higher interest results and the positive impact of cost-containment initiatives, partly offset by higher additions to the loan loss provisions. The quarterly result before market-related impacts and risk costs rose to more than EUR 2.0 billion, compared with EUR 1.2 billion in the same quarter last year and EUR 1.8 billion in the previous quarter.
Total underlying income rose 20.7% compared with the third quarter of 2008. The interest result rose 19.8% from the same quarter last year, mainly driven by Commercial Banking and ING Direct. The Bank’s total interest margin increased to 1.40%, up 40 basis points, supported by balance sheet de-leveraging. Compared with the second quarter of 2009, the total interest result decreased 0.5% while the interest margin rose 9 basis points due to further de-leveraging of the balance sheet.
Commission income was up 1.8% thanks to higher fees in Commercial Banking and ING Direct. Investment income was EUR -674 million, which included EUR -673 million of impairments, primarily on ING Direct’s retained Alt-A portfolio, and EUR -133 million of negative fair value changes on direct real estate investments.
Other income was EUR -40 million. Positive trading income was more than offset by negative valuation results on non-trading derivatives and higher losses from associates (mainly at ING Real Estate). Other income in the quarter also included the negative impact of fair value changes on part of the Bank’s own Tier 2 debt and impairments on assets held for sale by ING Real Estate.
Operating expenses fell 9.6%, or EUR 236 million, from the third quarter of 2008 despite impairments on real estate development projects in Commercial Banking and higher deposit insurance premiums at ING Direct. These impacts were more than offset by cost-containment initiatives, the one-time settlement of a vendor contract and the release of an employee benefits provision in Belgium. Compared with the second quarter of 2009, expenses were 3.5% lower. By the end of September, headcount had been reduced by 4,105 FTEs, exceeding the expected reduction of 2,800 positions for 2009.
Due to the persistently challenging credit environment, ING Bank added EUR 662 million to loan loss provisions. Gross additions were EUR 846 million, while releases were EUR 184 million. Risk costs were EUR 190 million lower than in the second quarter of 2009, driven by a decline in both Commercial Banking and Retail Banking. Risk costs rose at ING Direct mainly as a result of further deterioration in the US housing market and the costs of loan modifications in the US loan portfolio.

Retail Banking
Retail Banking’s underlying result before tax rose 30.5% from the third quarter of 2008 and 28.6% from the previous quarter.
The retail banking market continued to normalise during the third quarter. Competition for savings remained strong; however, a general downward movement in rates relieved some pressure on margins. Demand for lending was subdued in most markets illustrating the difficult economic environment. Still, margins on lending rose, reflecting higher risk premiums.
Income was relatively flat compared with the same quarter last year. The interest result rose 6.7%, driven by an improvement in margins and higher volumes in Belgium and Central Europe. Commissions declined 12.8% as a result of lower fees on asset management and financial markets related products. Other income fell by EUR 49 million due to lower income on financial markets related products in the SME and mid-corporates segment.
Expenses declined 17.2%, or EUR 226 million, thanks to cost efficiencies, plus the one-time settlement of a vendor contract and the release of an employee benefits provision.
The addition to loan loss provisions increased by EUR 97 million from the third quarter last year to EUR 190 million, reflecting the economic downturn. This was especially visible in the SME and mid-corporates segment in the Benelux, while risk costs for mortgages remained low.
ING Direct
ING Direct posted an underlying loss before tax of EUR -358 million. Interest and commission income were up strongly compared with the year-ago quarter, but could not compensate for significant impairments on the US investment portfolio and a further increase in loan loss provisions.
Income fell 38.4% from the third quarter of 2008. This includes EUR -642 million of impairments on the investment portfolio, of which EUR -575 million related to the Alt-A RMBS portfolio retained by ING.
The interest result rose 26.7%, driven by higher volumes and improved margins. The interest margin improved to 1.16% from 0.96% in the third quarter of 2008. Commission income more than doubled, while other income was relatively stable.
Expenses were down 4.3% year-on-year, thanks to strict cost control and despite EUR 29 million higher deposit insurance premiums in the US and Germany. Compared with the second quarter of 2009, expenses were 6.7% lower.
Risk costs were EUR 238 million in the third quarter, EUR 153 million higher than in the same quarter last year and EUR 68 million higher than in the second quarter of 2009. The increase compared with both quarters was mainly due to a higher rate of delinquencies and loss severities in the US mortgage market as well as the impact of loan modifications in the US mortgage portfolio.
Commercial Banking
Commercial Banking reported an underlying result before tax of EUR 267 million. Excluding the quarterly loss of EUR -309 million at ING Real Estate, Commercial Banking generated a profit before tax of EUR 577 million.
Income rose 27.7% to EUR 1,213 million from the third quarter of 2008, despite EUR 52 million higher negative revaluations, impairments and other market impacts. The interest result increased 27.6% driven by Financial Markets and the lending activities, where higher margins more than compensated for a decline in volumes. Commissions were up 10.6% thanks to higher fees in General Lending and Real Estate Investment Management. Investment income was negative, mainly due to market impacts which continued to put pressure on results.
Expenses were heavily impacted by EUR 121 million of impairments on real estate development projects. Excluding these impairments, expenses fell 16.2%, reflecting savings from cost-containment initiatives and headcount reductions. Commercial Banking’s underlying cost/income ratio improved to 58.6% from 75.3% in the third quarter of 2008.
Risk costs in the third quarter were EUR 234 million, which is 20% higher than the same quarter of last year, but less than half of the amount posted in the second quarter of 2009. The decline from the previous quarter was due to lower new additions coupled with one-time releases on some prior provisions in General Lending and Structured Finance.
Banking Corporate Line
The Corporate Line Banking reported an underlying result before tax of EUR -184 million, compared with EUR -629 million in the third quarter of 2008. The improvement in results was primarily attributable to an accounting loss of EUR -292 million on an FX hedge and a EUR - 184 million impairment taken on an equity stake in the third quarter of 2008.

INSURANCE
Insurance: Key Figures

	Total Insurance		Europe		Americas		Asia/Pacific
In EUR million	3Q2009	3Q2008	3Q2009	3Q2008	3Q2009	3Q2008	3Q2009	3Q2008

Gross premium income	7,632	9,085	2,428	2,089	3,531	4,678	1,665	2,308
Total investment and other income	903	1,845	719	857	109	642	381	736
Operating expenses	992	1,086	345	417	407	462	202	211

Underlying result before tax	587	-496	358	101	307	-316	223	19

New business figures
Value of new business [1]	154	219	35	91	66	63	53	64
Internal rate of return (YTD) [1]	12.8%	14.5%	15.1%	17.9%	11.7%	12.8%	14.0%	15.1%
Single premiums	4,560	6,540	685	639	3,122	4,388	753	1,513
Annual premiums	793	905	179	169	336	404	278	332
New sales (APE)	1,249	1,559	247	233	649	843	353	484
Staff (FTEs end of period, adjusted for divestments)	38,088	44,685	13,402	14,430	16,792	21,276	7,833	8,926

[1]	Restatements made in the Americas, see page 8 for explanation
Improvement in results supported by favourable market impacts
The underlying profit before tax for Insurance was EUR 587 million, compared with a loss before tax of EUR 496 million in the third quarter of 2008. Equity market gains and narrower credit spreads in the third quarter led to an improvement in the results for all three Insurance regions. Nevertheless, overall commercial performance was under pressure during the quarter due to lower investment margins, which were partially a consequence of de-risking.
On balance, market-related items had a positive impact of EUR 240 million on third-quarter results, while in the same quarter of last year negative market impacts took a toll on results of EUR -942 million.
In the current quarter, the positive market-related items consisted of EUR 235 million of realised gains on equity and debt securities net of impairments, EUR 104 million of positive DAC unlocking, EUR 82 million of private equity revaluations, and other positive impacts totalling EUR 286 million. These factors were partially offset by the negative impact of EUR -366 million of hedge results and EUR -101 million of negative real estate revaluations.
New sales (APE) declined 19.9% following lower sales in the US, Central Europe and Asia/Pacific. This was mainly caused by lower demand for investment-oriented products. In the Benelux, sales rose 66.1%, largely due to the change in the recognition of life premiums in the Netherlands.
The value of new business (VNB) fell 29.7%, or 27.0% on a constant currency basis following declines in all lines of business due to lower sales and margin pressure.
Gross premium income was down 16.0%, or 19.2% excluding currency effects. This was mainly the result of lower sales, most notably in the US and Asia/ Pacific, where actions had been taken to restrict variable annuity sales. In Europe, premiums rose 19.6% excluding currency impacts entirely due to the change in the recognition of life premiums in the Netherlands.
Commission income decreased 8.5% on a constant currency basis, most notably in the Americas and Asia/Pacific reflecting lower levels of assets under management.
Investment and other income dropped 51.1%, primarily due to negative fair value changes on derivatives hedging equity exposures and guaranteed benefits in the US and Japanese variable annuity businesses (largely offset in underwriting expenditure).
Operating expenses fell 8.7%, or 10.1% excluding the impact of currency movements. All regions contributed to this decline through cost-containment measures. Additionally, sales-related expenses decreased in line with lower production. Expenses were flat compared with the second quarter of 2009. By the end of September 2009, Insurance had reduced headcount by 6,134 FTEs, exceeding the expected reduction of 4,200 positions for 2009.

Insurance Europe
Insurance Europe’s underlying result before tax was EUR 358 million, up from EUR 101 million in the third quarter of 2008.
Results in the current quarter were driven by favourable market impacts including higher gains on debt securities, positive private equity revaluations and a positive swing in the provision for guarantees on separate account pension contracts (net of hedging), as well as lower expenses.
New sales (APE) were up 6.0% year-on-year mostly due to a change in the recognition of life premiums in the Netherlands. Excluding this impact, sales declined 7.3%, primarily due to lower sales in Central and Rest of Europe.
Income rose 6.5%. Premium income was up 16.2% entirely due to the change in the recognition of life premiums in the Netherlands, which offset pressure on premium income due to rising unemployment and increased competition. Investment and other income declined 16.1% on lower direct investment income which was partly offset by lower negative revaluations.
Operating expenses decreased 17.3% thanks to strict cost control, depreciation of Central European currencies against the euro, and a change in the allocation of Group overhead.
The value of new business (VNB) fell 61.5% as sales were lower in all countries except in the Netherlands. Lower exchange rates for Central European currencies and the impact of the Romanian second-pillar pension fund in the third quarter last year also contributed to the decline.
Insurance Americas
The ongoing market recovery helped Insurance Americas deliver an underlying profit before tax of EUR 307 million, compared to a EUR -316 million loss in the third quarter of 2008.
Sales (APE) fell 23.0% from the third quarter of 2008. Individual life sales declined due to price increases and variable annuity sales decreased as ING sought to limit sales of its existing variable annuities until its new rollover product is introduced.
Income was down 30.3% as gross premium income declined 24.5%, or 28.5% excluding currency effects. Investment and other income fell 83.0%. This reflects lower fee income and investment margins, and a loss on equity hedges in place to protect regulatory capital.
Lower staff and benefit costs throughout the region led to an 11.9% decline in operating expenses, or 15.2% excluding currency effects.
The value of new business (VNB) and internal rate of return (IRR) for all prior periods in the US beginning 1 January 2008 have been restated to reflect the corrected application of capital factors for the variable annuity business and modest adjustments to expense factors for both the variable and fixed annuity businesses. On a restated basis, VNB in the Americas rose 4.8% from the third quarter of 2008. (Please refer to Appendix 3)
Insurance Asia/Pacific
Underlying result before tax was EUR 223 million compared with EUR 19 million in the year-ago quarter. Results improved as market-related impacts turned positive, mainly due to Japan SPVA.
On 25 September 2009, ING announced the sale of its insurance and wealth management operations in Australia and New Zealand to its joint venture partner, ANZ. Subject to regulatory approval, the transaction is expected to be booked and closed in the fourth quarter of 2009.
New sales (APE) fell 27.1% from the third quarter of 2008. Excluding Japan SPVA, APE declined 17.0%, predominantly on lower investment-linked product sales in South Korea and Australia.
Total underlying income was 32.2% lower than the same quarter last year. This was mainly the result of lower gross premium income, which declined 27.9% largely from lower single premium business in Japan SPVA and South Korea. Investment and other income fell 48.2% due to fair value changes on the derivatives used to hedge Japan’s SPVA guaranteed benefits, with an offset in underwriting expenditure.
Operating expenses declined 4.3%, but fell 11.1% when excluding currency effects and one-off provisions. All countries contributed to the decline in expenses with the exception of Malaysia where new business growth was robust, and Australia where a one-off administrative provision was booked.
The value of new business (VNB) fell 17.2%, less than the fall in APE, mainly due to the cessation of Japan SPVA sales and improved value generation in Korea.
Insurance Corporate Line
The Corporate Line posted an underlying loss before tax of EUR -301 million. This was on par with the EUR -300 million loss in the same quarter last year. Results in the current quarter were driven by negative fair value changes on derivatives used to hedge ING’s equity portfolio, which were partly offset by capital gains and losses on public equity net of impairments.

BALANCE SHEET
Key consolidated balance sheet figures

In EUR million	30-Sep-09	30-Jun-09	Change

Financial assets at fair value through P&L	243,063	238,852	1.8%
Investments	208,225	207,518	0.3%
Loans and advances to customers	577,931	589,439	-2.0%
Other assets	158,696	152,112	4.3%

Total assets	1,187,915	1,187,921	0.0%

Shareholders’ equity	26,515	22,276	19.0%
Minority interests	1,067	1,075	-0.7%
Non-voting equity securities	10,000	10,000	0.0%

Total equity	37,582	33,351	12.7%

Insurance and investment contracts	236,829	238,015	-0.5%
Amounts due to banks	96,885	104,135	-7.0%
Customer deposits/other funds on deposit	459,193	461,796	-0.6%
Financial liabilities at fair value through P&L	146,672	149,305	-1.8%
Other liabilities	210,755	201,319	4.7%

Total liabilities	1,150,334	1,154,570	-0.4%

Total equity and liabilities	1,187,915	1,187,921	0.0%

ING Group’s balance sheet remained stable compared with the second quarter of 2009, at EUR 1,188 billion. An increase in ING Verzekeringen N.V.’s balance sheet of EUR 11 billion offset a decline in ING Bank N.V.’s balance sheet of EUR 12 billion.
Shareholders’ equity increased by EUR 4.2 billion, or 19%, to EUR 26.5 billion at the end of the third quarter. This was mainly due to an increase of EUR 5.9 billion in the unrealised revaluations of debt and equity securities, partly offset by a decrease of EUR 1.8 billion in the revaluation reserve crediting to life policyholders.
The revaluation reserve of debt securities improved by EUR 5.2 billion to EUR -2.8 billion at the end of September, and the revaluation reserve of equity securities rose by EUR 0.7 billion to EUR 3.2 billion.
ING Bank’s loan-to-deposit ratio, excluding securities reclassified from AFS to loans and receivables, was 1.10 at 30 September versus 1.11 at 30 June.
Compared with September 2008, the Bank’s balance sheet has been reduced by EUR 176 billion, or 16.3%, including the third-quarter 2009 reduction.
CAPITAL MANAGEMENT
Key capital and leverage ratios

	30-Sep-09	30-Jun-09

Group debt/equity ratio	13.1%	13.5%
Bank Core Tier 1 ratio	7.6%	7.3%
Bank Tier 1 ratio	9.7%	9.4%
BIS ratio	12.9%	12.5%
Insurance debt/equity ratio	11.5%	12.4%
Insurance capital coverage ratio	256%	257%

ING’s key capital ratios improved further in the third quarter, supported by the third-quarter net result and a decline in risk-weighted assets (RWA).
During the third quarter, ING Bank’s Tier 1 ratio increased from 9.4% to 9.7% and the core Tier 1 ratio increased from 7.3% to 7.6%. RWA showed a net decrease of EUR 8 billion as the balance sheet reduction, negative currency impacts and a decline in market risk more than offset the impact of credit risk migration. The BIS capital ratio increased from 12.5% to 12.9%.
The Group debt/equity ratio improved to 13.1% from 13.5% at the end of the second quarter. The adjusted equity of ING Group increased by EUR 0.5 billion to EUR 47.2 billion, mainly due to the third-quarter 2009 net result. Group core debt decreased to EUR 7.1 billion following a EUR 0.35 billion dividend upstream from ING Insurance, which was partly offset by a EUR 0.15 billion capital injection into ING Bank.
The debt/equity ratio of ING Insurance improved from 12.4% to 11.5% as Insurance core debt decreased by roughly EUR 0.2 billion. Insurance adjusted equity increased by EUR 0.5 billion due to the third-quarter 2009 net result and an improvement in the DAC/VIF credit.
ING announced on 26 October that an agreement had been reached with the Dutch State to alter the repayment terms of the core Tier 1 securities, in order to facilitate early repayment. This early repayment option is valid until the end of January 2010. ING intends to use this window of opportunity to repurchase EUR 5 billion of core Tier 1 securities in December 2009, financed by a EUR 7.5 billion underwritten rights issue. The rights issue is subject to shareholder approval at the extraordinary General Meeting of Shareholders on 25 November 2009.

RISK MANAGEMENT
Pre-tax P&L impact impairments, fair value changes, and other market impacts ING Group

EUR million	3Q2009	3Q2008	2Q2009

Subprime RMBS	-151	-30	-49
Alt-A RMBS	-580	-198	-323
Prime RMBS	-26	0	-21
Other ABS	-18	0	-19
CDO/CLO	73	-181	85
Other debt securities and monoliners	-5	-499	-80

Impairments / fair value changes debt securities	-707	-908	-407

Equity securities impairments	-29	-535	-64
Capital gains on equity securities	182	192	72
Hedges on direct equity exposure	-232	199	-417
Hedges on indirect equity exposure	-134	0	-346
DAC unlocking	104	-233	176

Equity related impact	-109	-377	-579

Real Estate revaluations / impairments	-524	-213	-694
Private equity revaluations	82	-125	8

Real Estate / Private equity	-442	-338	-686

Capital gains on debt securities	165	-18	36
Other market impact	211	-387	223

Other	376	-405	259

Total market impacts	-882	-2,028	-1,413

Loan loss provisions Bank	-662	-373	-852

Total market volatility and risk costs	-1,544	-2,401	-2,265

Market-related impacts remained substantial in the third quarter. The deteriorating US housing market, with rising delinquencies and foreclosures, triggered further impairments on US RMBS. The remaining negative revaluation reserve on ING’s total Alt-A RMBS portfolio that has not passed through the P&L amounted to EUR -609 million before tax, or EUR -394 million after tax at the end of September 2009.
ING’s de-risking actions shielded the balance sheet from a more profound impact, while hedges on direct and indirect equity exposure with a notional value of EUR 4.6 billion had a negative EUR -366 million pre-tax impact on the P&L.
ING’s exposure to asset-backed securities (ABS) declined to EUR 61.1 billion at 30 September from EUR 64.4 billion at the end of June. ING’s ABS portfolio mainly consists of US agency RMBS and European RMBS. ABS in the Available-for-Sale (AFS) investment portfolio declined from EUR 29.0 billion to EUR 27.7 billion at the end of the third quarter.
ING’s Alt-A RMBS portfolio declined slightly from EUR 3.1 billion to EUR 3.0 billion at the end of the third quarter, driven by pre-payments and redemptions of underlying Alt-A mortgages, partly offset by positive revaluations. The market value increased to 58.9% of the purchase price, up from 57.4% at 30 June.
The subprime RMBS portfolio amounted to EUR 1.3 billion at the end of the third quarter. The market value of ING’s subprime RMBS increased to 48.6% of the purchase price from 44.8% at 30 June.
ING’s CDO/CLO portfolio was EUR 4.3 billion at 30 September. The CDOs in ING’s portfolio generally reference investment-grade corporate credit.
The commercial mortgage-backed securities (CMBS) portfolio had a market value of EUR 7.6 billion. ING’s CMBS portfolio was fair valued at 79%, up from 74% at the end of the second quarter.
ING’s listed equity portfolio increased to EUR 6.1 billion at 30 September, up from EUR 5.5 billion at 30 June. ING holds put options on the Eurostoxx 50 to hedge ING Insurance’s listed equity portfolio. The total nominal hedged amount was EUR 3.9 billion at the end of September. However, the effectiveness of the hedge has declined given positive equity markets. In the US, ING holds a hedge to protect Insurance regulatory capital. This hedge is a put spread collar and had a notional of USD 1 billion (or EUR 0.7 billion) at 30 September.
ING Insurance had EUR 1.7 billion in private equity and alternative investments at quarter-end.
ING’s direct real estate exposure at 30 September was EUR 14.4 billion, of which EUR 8.6 billion is subject to revaluation through the P&L.
Additions to provisions for loan losses remained elevated in the third quarter. Underlying net additions to loan losses were EUR 662 million, or an annualised 87 basis points of average credit-risk weighted assets (CRWA). ING expects risk costs in the coming quarters to be around the levels of the first three quarters of 2009.
ING Bank’s coverage ratio of loan loss provisions over provisioned loans was 35% at 30 September as the proportion of collateralised lending in ING Bank’s loan book is relatively high.
Risk-weighted assets (RWA) decreased by EUR 8 billion to EUR 337 billion in the third quarter. Credit rating migration added around EUR 5 billion of RWA, on balance entirely due to rating downgrades of ABS held by the Bank. Management actions offset the increase in RWA. The reduction of the balance sheet released EUR 7 billion RWA. Other factors, including the shift to the Basel II advanced rating-based approach in a business unit that was still under the standardised approach, reduced RWA by EUR 3 billion in the third quarter. Currency effects contributed EUR 3 billion to the reduction of RWA.

ENQUIRIES

Investor enquiries	Press enquiries
T: +31 20 541 5460	T: +31 20 541 5433
E: investor.relations@ing.com	E: mediarelations@ing.com
Conference calls and webcasts
Jan Hommen, Koos Timmermans and Patrick Flynn will discuss the results in an analyst and investor conference call on 11 November 2009 at 9:00 CET. Members of the investment community can join in listen-only mode at +31 20 794 8500 (NL), +44 208 515 2315 (UK) or +1 480 629 9771 (US) and via live audio webcast at www.ing.com.
A press conference call will be held on 11 November 2009 at 11:30 CET. Journalists are invited to join the conference call in listen-only mode at +31 20 794 8500 (NL) or +44 207 190 1537 (UK).
Additional information is available in the following documents published at www.ing.com, which do not form part of this press release:
•	ING Group Quarterly Report

•	ING Group Statistical Supplement

•	ING Group Historical Trend Data

•	Analyst Presentation

•	US Statistical Supplement

•	Condensed consolidated interim accounts for the period ended 30 September 2009 for ING Group
APPENDICES
Appendix 1: Key Figures per Quarter
Appendix 2: Banking P&L by Business Line
Appendix 3: Insurance P&L by Business Line
Appendix 4: ING Group Consolidated Balance Sheet
Appendix 5: Underlying Result Before Tax Excluding Market Volatility and Risk Costs
ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).
In preparing the financial information in this press release, the same accounting principles are applied as in the 2008 ING Group Annual Accounts. All figures in this press release are unaudited. Small differences are possible in the tables due to rounding.
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) changes in the availability of, and costs associated with, sources of liquidity, such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (iv) the frequency and severity of insured loss events, (v) mortality and morbidity levels and trends, (vi) persistency levels, (vii) interest rate levels, (viii) currency exchange rates (ix) general competitive factors, (x) changes in laws and regulations, (xi) changes in the policies of governments and/or regulatory authorities, (xii) conclusions with regard to purchase accounting assumptions and methodologies, (xiii) ING’s ability to achieve projected operational synergies and (xiv) the implementation of ING’s restructuring plan, including the planned separation of banking and insurance operations. ING assumes no obligation to update any forward-looking information contained in this document.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. If you are a US person, ING will arrange to send you, when the rights offering is launched, the prospectus it expects to file with the Securities and Exchange Commission if you request it by writing to ING Group Investor Relations, Location code IH 07.362, P.O. Box 810, 1000 AV Amsterdam or by calling +31 20 541 5419.

APPENDIX 1: KEY FIGURES PER QUARTER
ING Group: Key Figures per Quarter

In EUR million	3Q2009	2Q2009	1Q2009	4Q2008	3Q2008	2Q2008	1Q2008

Underlying result before tax
Retail Banking	548	426	139	75	420	558	638
ING Direct	-358	-175	44	-1,411	-47	179	155
Commercial Banking	267	-148	506	-366	40	365	570
of which Commercial Banking excluding ING Real Estate	577	432	696	-119	53	509	462
of which ING Real Estate	-309	-580	-190	-248	-13	-143	107
Corporate line Banking	-184	-307	9	-139	-629	-2	43

Underlying result before tax from Banking	274	-204	698	-1,841	-216	1,100	1,406

Insurance Europe	358	134	-75	-186	101	397	339
Insurance Americas	307	256	-510	-1,075	-316	260	211
Insurance Asia/Pacific	223	201	-149	-209	19	124	182
Corporate line Insurance	-301	-312	-245	-999	-300	262	-43

Underlying result before tax from Insurance	587	278	-979	-2,469	-496	1,042	690

Underlying result before tax	861	74	-281	-4,310	-712	2,143	2,095

Taxation	91	-71	44	-1,203	-142	302	509
Minority interests	-8	-83	-21	-34	-2	-45	20

Underlying net result	778	229	-305	-3,074	-568	1,886	1,565

Net gains/losses on divestments	-168	8	-56	-217	178	2	45
Net result from divested units	-4	-6	5	-288	-13	61	23
Special items after tax	-106	-161	-438	-132	-74	-28	-94

Net result	499	71	-793	-3,711	-478	1,920	1,540

Result per share (in EUR)	0.25	0.03	-0.39	-1.82	-0.22	0.94	0.74

APPENDIX 2: BANKING P&L BY BUSINESS LINE
Banking: Profit & Loss Account

	Total			Retail			ING Direct			Commercial			Corporate Line
In EUR million	3Q2009	3Q2008	Change	3Q2009	3Q2008	Change	3Q2009	3Q2008	Change	3Q2009	3Q2008	Change	3Q2009	3Q2008

Interest result	3,165	2,643	19.8%	1,439	1,349	6.7%	820	647	26.7%	942	738	27.6%	-36	-91
Commission income	717	704	1.8%	341	391	-12.8%	54	21	157.1%	324	293	10.6%	-1	-1
Investment income	-674	-517		23	15	53.3%	-597	-207		-103	-141		4	-184
Other income	-40	-205		20	69	-71.0%	6	-2		50	60	-16.7%	-117	-331

Total underlying income	3,168	2,625	20.7%	1,823	1,825	-0.1%	282	458	-38.4%	1,213	950	27.7%	-150	-606

Operating expenses	2,232	2,468	-9.6%	1,085	1,311	-17.2%	402	420	-4.3%	712	715	-0.4%	34	22
Gross result	936	157	496.2%	738	513	43.9%	-120	38	-415.8%	502	234	114.5%	-184	-629
Addition to loan loss provision	662	373	77.5%	190	93	104.3%	238	85	180.0%	234	195	20.0%

Underlying result before tax	274	-216		548	420	30.5%	-358	-47		267	40	567.5%	-184	-629

Taxation	26	-118		131	79	65.8%	-126	-6		81	-17		-61	-175
Minority interests	-16	4	-500.0%	7	10	-30.0%				-23	-7

Underlying net result	264	-101		409	330	23.9%	-232	-42		210	64	228.1%	-123	-453

Net gains/losses on divestments
Net result from divested units
Special items after tax	-75	-27		-59	-27		-1			-14			-1

Net result from Banking	188	-128		350	304	15.1%	-233	-42		196	64	206.3%	-125	-453

Key Figures
Underlying cost/income ratio	70.5%	94.0%		59.5%	71.9%		142.5%	91.7%		58.6%	75.3%		n.a.	n.a.
Risk costs in bp of average CRWA	87	54		91	49		134	77		66	51
Risk-weighted assets (end of period)	337,338	329,568	2.4%	98,939	90,655	9.1%	70,082	51,260	36.7%	164,873	185,951	-11.3%	3,445	1,702
Underlying RAROC before tax	8.2%	-4.2%		33.8%	27.5%		-14.7%	1.0%		13.7%	4.1%		n.a.	n.a.
Underlying RAROC after tax	6.4%	-1.9%		25.4%	22.5%		-9.6%	-0.7%		9.6%	4.3%		n.a.	n.a.
Economic Capital (average over period)	23,419	18,963	23.5%	6,801	5,782	17.6%	4,461	3,484	28.0%	9,444	9,253	2.1%	2,713	444
Staff (FTEs end of period)	70,844	75,142	-5.7%	47,156	49,683	-5.1%	9,401	9,744	-3.5%	14,288	15,715	-9.1%

APPENDIX 3: INSURANCE P&L BY BUSINESS LINE
Insurance: Profit & Loss Account

	Total Insurance			Insurance Europe			Insurance Americas			Insurance Asia/Pacific			Corporate Line
In EUR million	3Q2009	3Q2008	Change	3Q2009	3Q2008	Change	3Q2009	3Q2008	Change	3Q2009	3Q2008	Change	3Q2009	3Q2008

Gross premium income	7,632	9,085	-16.0%	2,428	2,089	16.2%	3,531	4,678	-24.5%	1,665	2,308	-27.9%	8	10
Commission income	498	542	-8.1%	117	119	-1.7%	305	339	-10.0%	75	82	-8.5%	1	2
Direct investment income	1,876	2,183	-14.1%	783	950	-17.6%	848	1,162	-27.0%	352	354	-0.6%	-107	-283
Realised gains and fair value changes	-973	-338		-64	-94		-739	-520		29	382	-92.4%	-199	-106
Total investment and other income	903	1,845	-51.1%	719	857	-16.1%	109	642	-83.0%	381	736	-48.2%	-306	-390

Total underlying income	9,033	11,473	-21.3%	3,264	3,064	6.5%	3,945	5,660	-30.3%	2,120	3,126	-32.2%	-297	-377

Underwriting expenditure	7,192	10,549	-31.8%	2,504	2,401	4.3%	3,201	5,448	-41.2%	1,484	2,699	-45.0%	3	1
Operating expenses	992	1,086	-8.7%	345	417	-17.3%	407	462	-11.9%	202	211	-4.3%	38	-4
Other interest expenses	244	309	-21.0%	57	148	-61.5%	30	66	-54.5%	212	197	7.6%	-55	-102
Impairments	18	25	-28.0%		-3								18	28

Total underlying expenditure	8,447	11,969	-29.4%	2,906	2,963	-1.9%	3,638	5,975	-39.1%	1,897	3,107	-38.9%	4	-76

Underlying result before tax	587	-496		358	101	254.5%	307	-316		223	19	1073.7%	-301	-300

Taxation	65	-22		43	59	-27.1%	70	-43		57	15	280.0%	-105	-53
Minority interests	8	-7		8	-5		2			1	3	-66.7%	-3	-5

Underlying net result	514	-467		307	47	553.2%	235	-273		165	0		-193	-242

Net gains/losses on divestments	-168	178		-119			-49	178
Net result from divested units	-4	-13					-4	59			50			-123
Special items after tax	-30	-47		-30				-47

Net result from Insurance	311	-350		157	47	234.0%	182	-83		165	50	230.0%	-193	-365

New business figures
Value of new business [1]	154	219	-29.7%	35	91	-61.5%	66	63	4.8%	53	64	-17.2%
Internal rate of return (YTD) [1]	12.8%	14.5%		15.1%	17.9%		11.7%	12.8%		14.0%	15.1%
Single premiums	4,560	6,540	-30.3%	685	639	7.2%	3,122	4,388	-28.9%	753	1,513	-50.2%
Annual premiums	793	905	-12.4%	179	169	5.9%	336	404	-16.8%	278	332	-16.3%
New sales (APE)	1,249	1,559	-19.9%	247	233	6.0%	649	843	-23.0%	353	484	-27.1%

Other key figures
Client balances (in EUR billion)	406	423	-4.0%	133	128	3.9%	184	196	-6.1%	89	99	-10.1%
Staff (FTEs end of period, adjusted for divestments)	38,088	44,685	-14.8%	13,402	14,430	-7.1%	16,792	21,276	-21.1%	7,833	8,926	-12.2%

[1]	The value of new business and internal rate of return for all prior periods in the US beginning 1 January 2008 have been restated to reflect the corrected application of capital factors for the variable annuity business and modest adjustments to expense factors for both the variable and fixed annuity businesses. This restatement lowered the US VNB by EUR 69 million for full-year 2008 to EUR 130 million, and EUR 13 million for the first six months of 2009 to EUR 56 million.

APPENDIX 4: ING GROUP CONSOLIDATED BALANCE SHEET
ING Group: Consolidated Balance Sheet

	ING Group		ING Bank NV		ING Verzekeringen NV		Holdings/Eliminations
in EUR million	30 Sep. 09	30 Jun. 09	30 Sep. 09	30 Jun. 09	30 Sep. 09	30 Jun. 09	30 Sep. 09	30 Jun. 09

Cash and balances with central banks	14,316	20,794	10,960	17,222	9,853	11,245	-6,497	-7,673
Amounts due from banks	51,373	51,355	51,373	51,355
Financial assets at fair value through P&L	243,063	238,852	135,821	133,313	107,895	106,231	-653	-693
Investments	208,225	207,518	105,039	105,893	103,185	101,624
Loans and advances to customers	577,931	589,439	551,240	561,249	30,202	30,924	-3,511	-2,734
Reinsurance contracts	5,376	5,656			5,376	5,656
Investments in associates	3,811	3,946	1,454	1,559	2,535	2,567	-178	-181
Real estate investments	4,071	4,141	2,696	2,709	1,083	1,140	291	292
Property and equipment	6,180	6,368	5,637	5,776	543	592
Intangible assets	6,056	6,594	2,380	2,441	3,903	4,384	-227	-231
Deferred acquisition costs	11,048	11,393			11,048	11,393
Assets held for sale	16,901		4,936		11,964
Other assets	39,566	41,866	28,553	30,454	10,868	11,285	145	127

Total assets	1,187,915	1,187,921	900,089	911,972	298,455	287,041	-10,629	-11,092

Shareholders’ equity	26,515	22,276	29,441	27,653	14,530	12,203	-17,456	-17,580
Minority interests	1,067	1,075	1,132	1,150	81	74	-146	-149
Non-voting equity securities	10,000	10,000					10,000	10,000

Total equity	37,582	33,351	30,573	28,803	14,611	12,277	-7,602	-7,729

Subordinated loans	10,018	10,238	20,567	20,929	6,731	6,868	-17,280	-17,560
Debt securities in issue	117,369	122,891	106,753	111,265	4,057	4,094	6,559	7,532
Other borrowed funds	25,187	26,363			8,688	9,555	16,499	16,808
Insurance and investment contracts	236,829	238,015			236,829	238,015
Amounts due to banks	96,885	104,135	96,885	104,135
Customer deposits and other funds on deposits	459,193	461,796	467,399	471,368			-8,207	-9,572
Financial liabilities at fair value through P&L	146,672	149,305	143,819	146,350	3,453	3,547	-600	-592
Liabilities held for sale	16,669		5,657		11,012		-1
Other liabilities	41,514	41,829	28,436	29,122	13,075	12,686	3	21

Total liabilities	1,150,334	1,154,570	869,516	883,169	283,844	274,764	-3,027	-3,363

Total equity and liabilities	1,187,915	1,187,921	900,089	911,972	298,455	287,041	-10,629	-11,092

APPENDIX 5: UNDERLYING RESULT BEFORE TAX EXCLUDING MARKET VOLATILITY AND RISK COSTS
Underlying result before tax excluding market volatility and risk costs

	Group		Banking					Insurance
			Retail		Commercial	Corporate					Corporate
in EUR million	Total	Total	Banking	ING Direct	Banking	Line	Total	Europe	Americas	Asia/Pacific	Line

Underlying result, excluding market volatility and risk costs	2,404	2,056	736	477	957	-115	346	259	201	117	-230

Debt securities impairments / fair value changes
Subprime RMBS	-151	-42		-22	-20		-109		-109
Alt-A RMBS	-580	-577		-575	-2		-3		-3
Prime RMBS	-26	-26		-26
Other ABS	-18	-18		-18
CDO/CLO	73						73		73
Other debt securities	-5	-1		-1			-4		-16	12

Impairments and fair value changes on debt securities	-707	-664		-642	-22		-43		-55	12

Equity securities impairments	-29	-9			-9		-20	-10			-11
Equity capital gains	182	-1			-1		183	34	2	10	137
Hedges on direct equity exposure	-232						-232	-73			-158
Hedges on indirect equity exposure	-134						-134		-134
DAC unlocking	104						104		104

Equity related impact	-109	-10			-10		-99	-49	-28	10	-32

Real Estate revaluations / impairments	-524	-423			-423		-101	-97		-4
Private Equity revaluations	82						82	67	14	1

Revaluations	-442	-423			-423		-19	-30	14	-3

Capital gains on debt securities	165	51	1	45	-1	6	114	54	57	4
Other market impact	211	-75				-75	286	126	118	83	-40

Other	376	-24	1	45	-1	-69	400	180	175	87	-40

Total market impacts	-882	-1,121	1	-597	-456	-69	240	99	106	106	-72

Loan loss provisions Bank	-662	-662	-190	-238	-234

Total market volatility and risk costs	-1,544	-1,783	-189	-835	-690	-69	240	99	106	106	-72

Underlying result before tax	861	274	548	-358	267	-184	587	358	307	223	-301